Exhibit 99.33

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

December 14, 2020

TO:	Ontario Securities Commission

AND TO:	British Columbia Securities Commission

Alberta Securities Commission

Cybin Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

CYBIN INC.

Per:
Douglas Drysdale
Chief Executive Officer